SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Codeshare Partnership with Emirates

São Paulo, October 11, 2016 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: CC and Moody’s: Caa3), Brazil's largest air transportation group and Emirates today announced a new codeshare and frequent flyer program partnership.

The codeshare partnership has been filed on this date to ANAC – Brazilian Federal Aviation Agency (Agência Nacional de Aviação Civil). The first flights will be approved in the coming days and the partnership is expected to come into effect by the end of October/early November timeframe.

The new codeshare partnership will give customers the simplicity of purchasing connecting flights on both airlines using one reservation, and a seamless ticketing, check-in, boarding and baggage check experience during the entire journey. Passengers booking flights from multiple destinations in Brazil with GOL, including Porte Alegre, Salvador, Belo Horizonte, Curitiba and Brasilia, will be able to connect in Sao Paulo or Rio and fly with Emirates to many destinations worldwide.

“We’re pleased to be enhancing our partnership with GOL and believe our new codeshare will bring enhanced connectivity and a fully integrated loyalty program within Brazil initially , and at a later stage, throughout South America and the Caribbean,”  said Hubert Frach, Emirates Divisional Senior Vice President, Commercial Operations, West. “GOL‘s extensive route network in Latin America combined with the choice and convenience of offering customers approximately 800 flights per day, perfectly complements our 14 weekly flights to and from Brazil that connect to our global network.

"We have invested in a partnership that provides ever-increasing benefits to our customers. The expansion of the partnership with Emirates is precisely this, and it will also strengthen our presence in international markets,” said Ciro Camargo, head of alliances at GOL.

Redeeming Miles for Reward Travel

As part of the new codeshare partnership, members of Emirates Skywards and GOL’s Smiles loyalty program will be able to accrue and redeem miles on both airlines. With over 16 million Emirates Skywards members and over 11 million members of GOL’s Smiles loyalty program, nearly 30 million members worldwide will benefit from this codeshare partnership. Miles accrued will be based on the distance travelled with bonuses for class of service.

“The partnership with Emirates, which was elected the best international airline company in the world, will broaden our seat availability to Asia, among other destinations, and will be an exclusive competitive advantage for Smiles in Brazil,” states Leonel Andrade, Smiles’ CEO. “The improvement in international airline partnerships further strengthens our position as an industry leading program for travellers.”

Skywards members flying in GOL Premium Economy will earn a mileage bonus of 125 percent or 150 percent of actual miles flown depending on the fare.

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GOL Announces Codeshare Partnership with Emirates

Smiles members flying on Emirates will earn a mileage bonus of 150 percent of actual miles flown when flying in First Flex Plus and First Flex and a bonus of 125 percent in Business Flex and Business Saver.

About GOL Linhas Aéreas Inteligentes S.A.

In 15 years of history, GOL Linhas Aéreas Inteligentes helped build links, bringing people closer and reducing distances with safety and intelligence. The company played an important role in the democratization of air travel in Brazil, contributing to enable approximately 17 million people to fly for the first time, becoming the largest low-cost and best-fare airline in Latin America. GOL is also the leading company in terms of on-time performance and number of passengers carried in the domestic market, both in the leisure and corporate segments - according to Infraero.

GOL has the highest supply of seats with ANAC's "A" seal, providing even more comfort in its 800 daily flights to 63 domestic and international destinations in South America and the Caribbean. The company maintains strategic alliances with three major global partners: Delta Air Lines, Air France and KLM, allowing it to offer twelve codeshare and more than 70 interline agreements, bringing more convenience and facilitating connections to any destination of these alliances.

About Smiles S.A.

Smiles is one of Brazil's largest coalition loyalty programs. With over 20 years’ experience, it currently has more than 11 million members. It is a multi-loyalty program for a wide range of companies, including GOL Linhas Aéreas, its biggest commercial partner and the airline with the largest number of flights connecting Brazil's busiest airports. Customers can earn Smiles air miles through a number of partner airlines, including Emirates, which together fly to over 160 countries and 800 global destinations. The program has been increasing the number of partners through which clients can earn and redeem air miles. Today Smiles partners with Brazil and Latin America's largest commercial banks, credit card administrators, major retail chains, hotels, restaurants, car rental companies, gas stations, pharmacies, publishing companies, etc, to ensure Smiles program members have a wide range of options to earn air miles, allowing them to accumulate air miles not only through partner airlines but also everyday activities.

About Emirates

Founded in 1985, Emirates is a global connector of people, places and economies. Based in Dubai, the airline’s global network serves 154 destinations in 82 countries across six continents. Its luxurious amenities, regionally inspired gourmet cuisine, award-winning in-flight entertainment system – ice – and unmatched hospitality provided by its iconic multilingual Cabin Crew have made Emirates one of the world’s most recognized airline brands.

Emirates commenced flights to Sao Paulo (GRU) on 1st October 2007 and on 3rd January 2012 to Rio de Janeiro (GIG) and today provides daily service to both cities. Sao Paulo is operated with a 777-300 ER, while GIG is served by a 777-200 LR.

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GOL Announces Codeshare Partnership with Emirates

About Emirates Skywards

Emirates Skywards, the award-winning frequent flyer program of Emirates, offers four tiers of membership - Blue, Silver, Gold and Platinum - with each membership tier providing exclusive privileges. Emirates Skywards members earn Skywards Miles when they fly on Emirates or partner airlines, or when they use the program’s designated hotels, car rentals, financial, leisure and lifestyle partners. Skywards Miles can be redeemed for an extensive range of rewards, including tickets on Emirates and other Emirates Skywards partner airlines, flight upgrades, hotel accommodation, excursions and exclusive shopping.  Visit Emirates Skywards online at: www.emirates.com/skywards

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.